SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Klaviyo, Inc.

(Name of Issuer)

Series A common stock, par value $0.001 per share

(Title of Class of Securities)

49845K101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 49845K101	13 G	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V L.P. (“AGF5”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,283,691 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5. Accel Growth Fund V Associates L.L.C. (“AGF5A”), the general partner of AGF5, may be deemed to have sole power to vote these shares. Ping Li (“PL”), a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

1,283,691 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5. AGF5A, the general partner of AGF5, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,283,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 80,087,654 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024 (the “Form 10-Q”), plus (ii) 1,283,691 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5.

CUSIP NO. 49845K101	13 G	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Strategic Partners L.P. (“AGF5SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

54,511 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

54,511 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	54,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 78,858,474 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 54,511 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP.

CUSIP NO. 49845K101	13 G	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Associates L.L.C. ("AGF5A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,338,202 shares issuable upon conversion of Series B Common Stock, of which 1,283,691 are directly owned by AGF5, and 54,511 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

1,338,202 shares issuable upon conversion of Series B Common Stock, of which 1,283,691 are directly owned by AGF5, and 54,511 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,338,202
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 80,142,165 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 1,283,691 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5, plus (iii) 54,511 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP.

CUSIP NO. 49845K101	13 G	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Investors (2019) L.L.C. (“AGFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

66,730 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by AGFI19. PL, a director of the issuer and a managing member of AGF19, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

66,730 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by AGFI19. PL, a director of the issuer and a managing member of AGF19, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	66,730
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 78,870,693 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 66,730 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGFI19.

CUSIP NO. 49845K101	13 G	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II L.P. (“ALF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,848,546 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. (“ALF2A”), the general partner of ALF2, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

3,848,546 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2. ALF2A, the general partner of ALF2, may be deemed to have shared power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,848,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.7%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 82,652,509 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 3,848,546 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2.

CUSIP NO. 49845K101	13 G	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Strategic Partners L.P. (“ALF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

163,956 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

163,956 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have shared power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	163,956
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 78,967,919 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 163,956 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP.

CUSIP NO. 49845K101	13 G	Page 8 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Associates L.L.C. (“ALF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

4,012,502 shares issuable upon conversion of Series B Common Stock, of which 3,848,546 are directly owned by ALF2 and 163,956 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

4,012,502 shares issuable upon conversion of Series B Common Stock, of which 3,848,546 are directly owned by ALF2 and 163,956 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,502
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.8%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 82,816,465 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 3,848,546 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2, plus (iii) 163,956 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP.

CUSIP NO. 49845K101	13 G	Page 9 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Investors (2019) L.L.C. (“ALFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

202,299 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by ALFI19. PL, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

202,299 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by ALFI19. PL, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	202,299
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 79,006,262 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 202,299 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALFI19.

CUSIP NO. 49845K101	13 G	Page 10 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ping Li (“PL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,454
	6

SHARED VOTING POWER

5,619,733 shares issuable upon conversion of Series B Common Stock, of which 1,283,691 are directly owned by AGF5, 54,511 are directly owned by AGF5SP, 66,730 are directly owned by AGFI19, 3,848,546 are directly owned by ALF2, 163,956 are directly owned by ALF2SP, and 202,299 are directly owned by ALFI19. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 18,454
	8

SHARED DISPOSITIVE POWER

5,619,733 shares issuable upon conversion of Series B Common Stock, of which 1,283,691 are directly owned by AGF5, 54,511 are directly owned by AGF5SP, 66,730 are directly owned by AGFI19, 3,848,546 are directly owned by ALF2, 163,956 are directly owned by ALF2SP, and 202,299 are directly owned by ALFI19. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,638,187
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.7%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 84,423,696 shares of Series A Common stock, calculated as follows, (i) 78,803,963 shares of Series A Common Stock outstanding as of October 31, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 1,283,691 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5, plus (iii) 54,511 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP, plus (iv) 66,730 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGFI19, plus (v) 3,848,546 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2, plus (vi) 163,956 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP, plus (vii) 202,299 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALFI19.

CUSIP NO. 49845K101	13 G	Page 11 of 15

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 12, 2024 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel Growth Fund V L.P. ("AGF5"), Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"), Accel Growth Fund V Associates L.L.C. ("AGF5A"), Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19") and Ping Li (“PL”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 2(A).

NAME OF PERSONS FILING

This joint Schedule 13G is being filed by Accel Growth Fund V L.P. ("AGF5"), Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"), Accel Growth Fund V Associates L.L.C. ("AGF5A"), Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19") and Ping Li (“PL”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF5 and AGF5SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF2 and ALF2SP. PL, a director of the issuer and managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to vote and shared power to dispose of these shares.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE The address for each of the Reporting Persons is: Accel 500 University Avenue Palo Alto, CA 94301
ITEM 2(C).	CITIZENSHIP AGF5, AGF5SP, ALF2, and ALF2SP are Delaware limited partnerships. AGF5A, AGFI19, ALF2A, and ALFI19 are Delaware limited liability companies. PL is a United States Citizen.

CUSIP NO. 49845K101	13 G	Page 12 of 15

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AGF5, AG5SP, ALF2, and ALF2SP, and the limited liability company agreements of AGF5A, AGFI19, ALF2A, and ALFI19, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 49845K101	13 G	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Entities:                   Accel Growth Fund V L.P.*

Accel Growth Fund V Strategic Partners L.P.*

Accel Growth Fund V Associates L.L.C.*

Accel Growth Fund V Investors (2019) L.L.C.*

Accel Leaders Fund II L.P.*

Accel Leaders Fund II Strategic Partners L.P.*

Accel Leaders Fund II Associates L.L.C.*

Accel Leaders Fund II Investors (2019) L.L.C.*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed entities

Individuals:

Ping Li*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 49845K101	13 G	Page 14 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 49845K101	13 G	Page 15 of 15

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Klaviyo, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.